UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

17 April 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rockies Region 2007 Limited Partnership

File No. 0-53201 - CF# 22429

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Rockies Region 2007 Limited Partnership submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10/A filed on August 6, 2008.

Based on representations by Rockies Region 2007 Limited Partnership that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through December 31, 2018
Exhibit 10.4	through December 31, 2018
Exhibit 10.5	through December 31, 2018
Exhibit 10.6	through December 31, 2018
Exhibit 10.7	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel